Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo and Matthew Derby

Division of Corporation Finance

Office of Technology

Re:	Kyndryl Holdings, Inc. Registration Statement on Form 10-12B

Filed September 28, 2021
File No. 001-40853

Dear Ms. Woo and Mr. Derby:

On behalf of Kyndryl Holdings, Inc., a Delaware corporation (the “Company” or “Kyndryl”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2021.

Amendment No. 1 reflects the responses of the Company to the comment received in a letter from the Staff of the Commission (the “Staff”), dated October 7, 2021 (the “Comment Letter”), and the inclusion of certain other information. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, set forth below is the Staff’s comment followed by the Company’s response thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

The Company has asked us to convey the following response to the Staff:

Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Financial Statements

Management Adjustments, page 47

1.	Please revise Management’s Adjustments to quantify each Management Adjustment. For example, your narrative description suggests that there are both synergies and dis-synergies, which should be separately quantified. To the extent that more than one Management Adjustment depicts such synergies and dis-synergies, each should be quantified separately. For example, your narrative disclosure refers to zero-based budgeting to determine headcount and also suggests there are other types of costs and considerations inherent in your synergies and dis-synergies. Further, please consider whether your presentation complies with the requirement to provide the disclosure for each Management Adjustment, including the material assumptions and limitations. Refer to Article 11-02(a)(7)(ii)(D) of Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance

October 12, 2021

In response to the Staff’s comment, the Company has updated the Management Adjustments disclosure on pages 47-49 of the Information Statement to quantify each Management Adjustment and provide the required disclosures under Article 11-02(a)(7)(ii)(D).

* * *

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or Alison Yara at (914) 499-5260.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Alison Yara, Vice President & Chief Accountant
Frank P. Sedlarcik, Vice President, Assistant General Counsel & Secretary
International Business Machines Corporation

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP